SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

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CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

A. Cleco Corporation ("Cleco") is incorporated under the laws of the State of Louisiana and has its principal place of business at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. Effective July 1, 1999, Cleco became the parent holding company of Cleco Utility Group Inc. ("Cleco Utility") through a statutory share exchange of each share of common stock and preferred stock of Cleco Utility for one share of common stock or preferred stock, as the case may be, of Cleco, all in accordance with the Plan of Reorganization and Share Exchange Agreement, dated as of March 29, 1999. Cleco and Cleco Utility, the only subsidiary public utility company of Cleco, are predominantly intrastate in character and carry on their business substantially in Louisiana, the state of incorporation for both entities.

B. Cleco Utility, a wholly-owned subsidiary of Cleco, is incorporated under the laws of the State of Louisiana and has its principal place of business at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana. Cleco Utility supplies retail and sale-for-resale electric service to approximately 242,000 customers.

C. CLE Resources, Inc. ("CLE Resources"), a wholly-owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware. Because CLE Resources' sole function is to provide some of the financing for Cleco Utility's affiliates and that function will be replaced by Cleco, it is anticipated that CLE Resources will be dissolved at an appropriate time in the future.

D. Cleco Midstream Resources LLC ("Cleco Midstream"), a wholly-owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in energy procurement, prospective exempt wholesale generation, and energy sales businesses.

i. CLE Intrastate Pipeline Company, Inc., a wholly-owned subsidiary of Cleco Midstream, is incorporated under the laws of the State of Louisiana and owns and operates a set of intrastate natural gas transmission pipelines connecting Cleco Utility's natural gas-fired power plants to the interstate natural gas transmission grid.

ii. Cleco Columbian LLC, a wholly-owned subsidiary of Cleco
Midstream, is organized under the laws of the State of Louisiana and is a potential electric co-generation and wholesale electric marketing project that is in an early developmental stage.

iii. Cleco Energy LLC ("Cleco Energy"), a partially-owned subsidiary of Cleco Midstream (Cleco Midstream's ownership is 93.1%), is organized under the laws of the State of Texas and engages primarily in the wholesale marketing of natural gas as well as natural gas production, gathering and transmission.

(a) Sabine Texican Pipeline Company ("Sabine Texican"), a wholly-owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and engages in the production, purchasing, gathering, marketing and transmission of natural gas through its subsidiaries.

(1) Four Square Gas Company, Inc., a wholly-owned subsidiary of Sabine Texican, is incorporated under the laws of the State of Louisiana and serves as the principal marketing arm of liquid hydrocarbons and natural gas for Sabine Texican.

(2) DeSoto Pipeline Company, Inc. ("DeSoto Pipeline"), a wholly-owned subsidiary of Sabine Texican, is incorporated under the laws of the State of Louisiana and engages in the ownership and operation of intrastate natural gas transmission pipelines.

(3) Four Square Production, L.L.C., a wholly-owned subsidiary of Sabine Texican, is organized under the laws of the State of Texas and engages in the ownership and operation of oil and natural gas producing wells.

(4) Panola Exploration, Inc., a wholly-owned subsidiary of Sabine Texican, is incorporated under the laws of the State of Texas and was formed to acquire working interests in oil and/or natural gas properties.
It currently has no assets and is not considered an operating entity of Sabine Texican.

(5) Hudson SVD, L.L.C. ("Hudson SVD"), a partially-owned subsidiary of Sabine Texican (50%), is organized under the laws of the State of Texas and owns several natural gas gathering systems.

(i) Providence Partners, L.L.C., a partially-owned subsidiary of Hudson SVD (62%), is organized under the laws of the State of Texas and engages in the development and operation of a natural gas gathering system and processing plant.

(ii) Hudson Capital Partners, L.L.C., a
partially-owned subsidiary of Hudson SVD (88%), is organized under the laws of the State of Texas.
It has no assets, is inactive and is in the process of dissolution.

iv. Cleco Evangeline LLC ("Cleco Evangeline"), a wholly-owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and represents an electric generation and wholesale marketing project that is in a developmental stage. Evangeline has received pre-authorization from the Federal Energy Regulatory Commission ("FERC") to operate as an EWG if and when it owns and operates eligible facilities, as defined in the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and sells electric energy at wholesale, as defined in PUHCA (and as described in Evangeline's EWG application to the FERC). Evangeline is not yet engaged either in the ownership and operation of eligible facilities or in the selling of electric energy at wholesale. Thus, Evangeline is not yet an EWG; it being anticipated that Evangeline will complete its formation as an EWG in the second quarter of the year 2000.

v. Cleco Generation Services LLC, a wholly-owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that plans to provide electric power plant operations, maintenance, and engineering expertise as well as labor support to Cleco Utility's power plants and potentially to other generation owners, such as utilities other than Cleco Utility and manufacturing industries with plant site generation.

vi. Cleco Marketing & Trading LLC, a wholly-owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a service company (owning or operating no facilities for the generation, transmission or distribution of electric energy for sale) that engages in the wholesale marketing of electricity.

E. Cleco Support Group LLC, a wholly-owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common office support services to Cleco and its affiliates in the areas of information technology support; financial, cash management, accounting and auditing services; human resources; corporate communications; project consulting; and other administrative services.

F. Utility Construction & Technology Solutions LLC, a wholly-owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and operates diversified lines of business that are related to the distribution and retail sales functions of Cleco Utility. These diversified lines of business are not public utility actions subject to the jurisdiction of the Louisiana Public Service Commission.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

A. Cleco does not own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, distribution of natural gas or manufactured gas.

B. As of December 31, 1998, Cleco Utility owned electric generating facilities with an aggregate capacity of approximately 1,693 megawatts ("MW"). Cleco Utility's ownership interests in generation facilities1, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:

Generating Facility       Location            Percent Ownership      MW Owned
Coughlin                  St. Landry, La.           100                 334
Dolet Hills               Mansfield, La.             50                 325
Franklin                  Franklin, La.             100                   7
Rodemacher #1             Boyce, La.                100                 440
Rodemacher #2             Boyce, La.                 30                 157
Teche                     Baldwin, La.              100                 430

	As of December 31, 1998, Cleco Utility also owned a transmission system (69 kV and above) of approximately 1,190 circuit miles, including 21 miles of 69 kV lines; 648 miles of 138 kV lines; 454 miles of 230 kV lines; and 67 miles of 500 kV lines, and a distribution system of 14,111 circuit miles, including 377 circuit miles of underground distribution. Electric substation capacity associated with the above-described electric system consisted of 192 distribution substations with a total installed transformer capacity of 1,721 MVa and 91 transmission substations with a total installed transformer capacity of 9,570 MVa. The electric generating stations and substations, general office building, central warehouse, regional customer service offices/centers, and call center are located in Louisiana.

	As of July 1, 1999, Cleco Utility does not own any properties for the production, transmission, or distribution of natural gas or manufactured gas.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

					                           	Electricity		        Gas

		Cleco 			                     	Non			               None
		Cleco Utility			               9,227,587,000      		None

(b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

                            					Electricity	        	Gas

		Cleco 				                     None			              None
		Cleco Utility		               	None			              None

(c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

                           						Electricity		        Gas

		Cleco 				                     None			              None
		Cleco Utility			               550,000              None

(d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

						                           Electricity		        Gas

		Cleco 				                     None			              None
		Cleco Utility			               6,325,000            None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

	Cleco is not an EWG or a foreign utility company and it currently does not hold any interest, directly or indirectly, in an EWG or a foreign utility company. As noted in the summary description of Evangeline, Evangeline has received pre-authorization from the FERC to operate as an EWG if and when it owns and operates eligible facilities, as defined in PUHCA, and sells electric energy at wholesale, as defined in PUHCA (and as described in Evangeline's EWG application to the FERC). Evangeline is not yet engaged either in the ownership and operation of eligible facilities or in the selling of electric energy at wholesale. Thus, Evangeline is not yet an EWG; it being anticipated that Evangeline will complete its formation as an EWG in the second quarter of the year 2000. Accordingly, the answer to each of the following questions is "not applicable at this time".

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

		Not applicable at this time.

(b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

		Not applicable at this time.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

		Not applicable at this time.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

		Not applicable at this time.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

		Not applicable at this time.


EXHIBIT A

	A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

	As of December 31, 1998, Cleco (formerly, Cleco Holding Corporation) had not engaged in any operations and it did not have any subsidiary companies. For general informational purposes, attached is a consolidating statement of income and surplus for Cleco Utility (formerly, Cleco Corporation) and its subsidiary companies for the 1998 calendar year, together with a consolidating balance sheet of Cleco Utility and its subsidiary companies as of December 31, 1998.

EXHIBIT B

Financial Data Schedule

	If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

	As of December 31, 1998, Cleco (formerly, Cleco Holding Corporation) had not engaged in any operations and it did not have any subsidiary companies. For general informational purposes, the following Schedule sets forth the total assets, total operating revenues and net income for Cleco Utility (formerly, Cleco Corporation) on a consolidated basis for the 1998 calendar year.


Item No.	  Caption Heading			          In Thousands

1		        Total Assets				            $1,429,000

2		        Total Operating Revenues		  $  515,175

3		        Net Income				              $   53,801


EXHIBIT C

	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

	Not applicable at this time.

	The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23 day of August, 1999.

                                         							Cleco Corporation


                                         							By: /s/ Thomas J. Howlin
                                            								Thomas J. Howlin
                                            								Senior Vice President &
                                            								Chief Financial Officer

CORPORATE SEAL

Attest:

By: /s/ Carla Boothe
   	Carla Boothe
   	Assistant Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

	Thomas J. Howlin				                 With copy to:
	Senior Vice President &
	Chief Financial Officer			           Alan C. Wolf
	Cleco Corporation			                	Phelps Dunbar, L.L.P.
	2030 Donahue Ferry Road			           400 Poydras Street
	Pineville, Louisiana 71360			        30th Floor
	Phone: (318) 484-7400			             New Orleans, Louisiana 70130-3245
	Fax: (318) 484-7777			              	Phone: (504) 584-9316
							                               Fax: (504) 568-9130